Issuer Free Writing Prospectus
Dated June 8, 2017
Filed Pursuant to Rule 433
Registration No. 333-207228

Dime Community Bancshares Inc.
$115,000,000
4.50% Fixed-to-Floating Rate Subordinated Notes due June 15, 2027

Term Sheet

Issuer:	Dime Community Bancshares Inc. (the “Company”)

Security:	4.50% Fixed-to-Floating Rate Subordinated Notes due June 15, 2027 (the “Subordinated Notes”)

Aggregate Principal Amount:	$115,000,000

Rating:
BBB- by Fitch Ratings, Inc.
A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	June 8, 2017

Settlement Date:	June 13, 2017

Final Maturity (if not previously redeemed):	June 15, 2027

Coupon:
4.50% per annum, from and including the Settlement Date, to but excluding June 15, 2022, payable semi-annually in arrears. From and including June 15, 2022 through maturity or early redemption date, the interest rate shall reset quarterly to an interest rate per annum equal to the then current three-month LIBOR rate (provided, however, that in the event three-month LIBOR is less than zero, three month LIBOR shall be deemed to be zero) plus 266 basis points, payable quarterly in arrears.

Issue Price to Investors:	100%

Interest Payment Dates:
Interest on the Subordinated Notes will be payable on June 15 and December 15 of each year through June 15, 2022 and quarterly thereafter on March 15, June 15, September 15, and December 15 of each year through the maturity date or early redemption date.  The first interest payment will be made on December 15, 2017.

Day Count Convention:	30/360 to but excluding June 15, 2022, and, thereafter, a 360-day year and the number of days actually elapsed.

Call Provision:
The Company may, at its option, beginning with the interest payment date of June 15, 2022, and on any interest payment date thereafter, redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest to but excluding the date of redemption.

Special Event Redemption:
The Company may redeem the Subordinated Notes, at its option, before June 15, 2022 if (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the Subordinated Notes for U.S. Federal income tax purposes, (ii) a subsequent event occurs that could preclude the Subordinated Notes from being recognized as Tier 2 capital for regulatory capital purposes, or (iii) the Company could be required to register as an investment company pursuant to the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to the aggregate principal amount of the Subordinated Notes being redeemed plus any accrued and unpaid interest to, but excluding, the date of redemption.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof.

Use of Proceeds:
To redeem $70.7 million 7.000% Series B trust preferred securities, due April 14, 2034 and for general corporate purposes, including the payment of dividends and to fund potential strategic growth opportunities, including, but not limited to, acquisitions.

Underwriters’ Discount:	1.00%

Proceeds to the Company (before expenses):	$113,850,000

Ranking:	The Subordinated Notes will be unsecured, subordinated and:

• will rank junior in right of payment and upon our liquidation to any existing and all future senior debt (as defined in the indenture pursuant to which the Subordinated Notes will be issued and described under “Description of the Notes” in the prospectus supplement);

• will rank junior in right of payment and upon our liquidation to any of our existing and all of our future general creditors;

• will rank equal in right of payment and upon our liquidation with any existing and all future indebtedness the terms of which provide that such indebtedness ranks equally with the Subordinated Notes;

• will rank senior in right of payment and upon our liquidation to (i) our existing junior subordinated debentures underlying outstanding trust preferred securities, and (ii) any indebtedness the terms of which provide that such indebtedness ranks junior to the Subordinated Notes; and

• will be effectively subordinated to all of the existing and future indebtedness, deposits and other liabilities of the Company’s subsidiary, Dime Community Bank (the “Bank”), and our other current and future subsidiaries, including without limitation the Bank’s depositors, liabilities to general creditors and liabilities arising during the ordinary course or otherwise.

CUSIP/ISIN:	25432G AC3 / US25432GAC33

Book-Running Manager:	Sandler O’Neill + Partners, L.P.

Co-Manager:	Piper Jaffray & Co.

The Company has filed a “shelf” Registration Statement on Form S-3 (File No. 333-207228) (including the base prospectus) and related preliminary prospectus supplement dated June 8, 2017 with the Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, any related applicable preliminary prospectus supplement and any other documents that the Company has filed with the SEC for more information about the Company and the offerings.  You may get these documents for free by visiting the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Sandler O’Neill + Partners, L.P. toll-free at 866-805-4128.